United States securities and exchange commission logo





                             January 18, 2022

       Sanjay Patel
       Chief Executive Officer
       Apollo Strategic Growth Capital
       9 West 57th Street 43rd Floor
       New York, NY 10019

                                                        Re: Apollo Strategic
Growth Capital
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2021
                                                            File No. 333-261820

       Dear Mr. Patel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise to disclose the anticipated relative ownership of your common stock between your initial
holders, including Sponsor and Insiders, Continuing JerseyCo
                                                        Owners and affiliates,
and your public shareholders, upon closing of the business
                                                        combination.
   2. Please revise the cover page to disclose the dual class structure upon the closing of the initial business
combination with GBT. In this regard, we note that the Continuing
                                                        JerseyCo Owners will
hold all of the issued and outstanding shares of Domesticated
                                                        Acquiror Class B Common
Stock and will accordingly hold a majority of the voting
                                                        power of PubCo   s
capital stock on a fully-diluted basis and will be able to control matters
                                                        submitted to PubCo   s
stockholders for approval, including the election of directors.
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 2 18, 2022 Page 2
FirstName LastName
Q: What are the U.S. Federal Income Tax Consequences of the Domestication?, page 26

3. Your disclosure here and on page 208 suggests that it is intended that the Domestication
         qualify as a tax-deferred    reorganization    within the meaning of
Section 368(a)(1)(F) of
         the Code. Your further disclosure on pages 25 and 213 indicates that because the
         Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the
         Domestication. As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14,
2011).
Summary, page 36

4. Please revise your diagram illustrating the pre-business combination structure of GBT to show the relative ownership of GBT shares held by the Continuing JerseyCo Owners. In addition, revise your diagram illustrating the post-business combination PubCo structure to show the relative ownership of voting and economic interests of GBT held by PubCo and the Continuing JerseyCo Owners.
Consideration to be Received in the Business Combination, page 38

5. Please revise to specifically disclose the total consideration to be paid and how the consideration will be allocated to the holders of GBT Capital Stock and GBT MIP
         Options. Clearly disclose the consideration to be received, rather than referring to the Pre-
         Money Equity Value. Please also consider clarifying the defined term, "Pre-Money
         Equity Value."
Conditions to Closing, page 44

6. Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition. We note your disclosure beginning on page
         138.
Risk Factors, page 60

7. Disclose the material risks to unaffiliated investors presented by taking GBT public through a business combination rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business, page 60

8. We note your disclosure that the extent of the effects of the COVID-19 pandemic on your
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 3 18, 2022 Page 3
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         business, results of operations, cash flows and growth prospects are uncertain and will ultimately depend on future developments. We further note the disclosure in this risk factor that "as of October 2021, trends generally continue to improve across key geographies." Please tell us what consideration you have given to updating your disclosures to describe the effects of COVID-19 on your business and results of operations.
The terms of the Senior Secured Credit Agreement restrict our current and future operations, page 66

9. Please revise to disclose the requirement in GBT's Senior Secured Credit Agreement that an aggregate amount of Liquidity equal to at least $200 million as of the end of each calendar month be maintained. We note your disclosure on page 254.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market, page 90

10. We note your disclosure here that you will file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of the
         PIPE Securities from time to time, and that you will also enter into the Registration Rights
         Agreement, which will require you to register under the Securities Act all the shares of
         Domesticated Acquiror Class A Common Stock held, or issuable upon exchange, by the parties to the Registration Rights Agreement. Please revise to disclose the amount of shares of common stock which will be subject to resale registration, including under the
         Registration Rights Agreement. Please also revise your disclosure on page 102 accordingly.
The Acquiror Delaware Certificate and Acquiror Delaware Bylaws will also provide that the
Delaware Court of Chancery, page 91

11. We note that your Acquiror Delaware Certificate will provide that, unless you consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for certain
         litigation, including any    derivative action.    We also note your
disclosure (consistent
         with your form of Delaware certificate) that the Acquiror Delaware Certificate will further provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act. Please revise your disclosure to clarify whether the exclusive forum provision in the Acquiror Delaware Certificate applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in
         Acquiror Delaware Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 4 18, 2022 Page 4
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The APSG Founders have potential conflicts of interest in recommending that the APSG
Shareholders vote in favor of approval of the Business, page 92

12.      Please expand your disclosure regarding the sponsor   s ownership
interest in the combined
         company to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
13.      Revise to disclose amounts for any finder   s fees, consulting fees or
reimbursement fees to
         be paid to the Sponsor, the APSG Board or APSG officers, or any of their respective affiliates, for services rendered in connection with the completion of the initial business combination.
APSG or PubCo, as applicable, may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to holders of such war, page 104

14. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The Business Combination Proposal
Background to the Business Combination, page 158

15. You disclose that from the date of the IPO through the signing of the Letter of
         Intent, representatives of the Sponsor and APSG considered and evaluated over 350 potential acquisition targets in a wide variety of industry sectors and entered into non-
         disclosure agreements with over 40 of such potential acquisition targets (including GBT), and that representatives of the Sponsor and APSG submitted proposals to over 10 potential acquisition targets (including GBT). In addition, you disclose that APSG entered into letters of intent with two of those potential acquisition targets (including
         GBT). Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please describe the reasons you did not further consider any alternative proposal and explain why APSG did not believe the alternatives to be as compelling as GBT, taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.
16. We note that on June 16, 2021, GBT sent APSG a draft preliminary valuation framework, which was subsequently discussed by the representatives of APSG and GBT. Please revise to disclose whether GBT's preliminary valuation framework included any range of Pre-Money Equity Value that was considered by the parties prior to preliminary non-
         binding proposal from APSG.
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 5 18, 2022 Page 5
FirstName LastName

17. We note your disclosure that on June 25, 2021, APSG submitted its preliminary non-
         binding proposal for a business combination with GBT, which included a proposed Pre-
         Money Equity Value for GBT of $3.83 billion to $4.33 billion. Please expand your disclosure to explain how this Pre-Money Equity Value range was determined.
18. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
19. You disclose on page 135 and elsewhere that the holders of GBT Capital Stock and GBT
         Legacy MIP Options will be entitled to receive additional    earnout
 shares in PubCo and
         GBT if PubCo   s stock price hits certain agreed thresholds. Please
revise to include
         additional details to describe this earnout consideration and the related negotiations.
20.      We note your disclosure on page 93 that upon the consummation of the
Business
         Combination, Apollo Global Securities, LLC ("AGS") will receive its portion of the $28.6
         million of deferred underwriting commissions related to APSG   s IPO
and its portion of
         the $7.5 million of placement fees related to the PIPE Investment. We also note your disclosure on page 163 that the aggregate fees payable to Credit Suisse, Goldman Sachs,
         Morgan Stanley, Evercore and Houlihan Lokey or their respective affiliates upon the closing of the Business Combination is approximately $29.6 million for their roles as financial or capital markets advisors. Please revise to clarify the role of each of AGSP,
         Credit Suisse, and Goldman Sachs, who also acted as AGSP's IPO underwriters, after the completion of AGSP's IPO, and the roles of Morgan Stanley, Evercore and Houlihan
         Lokey. Please also disclose the aggregate fees payable to AGSP, Credit Suisse, Goldman
         Sachs, Morgan Stanley, Evercore and Houlihan Lokey that are contingent on completion of the business combination on a collective and individual basis.
21. We note that members of management or representatives of APSG, GBT, and Sponsor participated in meetings and discussions from April through December 2021 to discuss the potential business combination. Revise to clarify the members of management or representatives of APSG, GBT, and Sponsor who participated in the referenced meetings and discussions. As examples, we note your general references to "representatives" of the
         Sponsor, APSG and GBT, "APSG management," and "GBT management."
The APSG Board's Reasons for Approval of the Business Combination, page 171

22. We note that the APSG Board considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination, including the potential conflicts of interest between the Sponsor and its affiliates and APSG in the Business
         Combination. Expand your disclosure to clarify how the board considered such conflicts in its determination to recommend the approval of the Business Combination.
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FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 6 18, 2022 Page 6
FirstName LastName
Projected Financial Information, page 175

23. As the GBT Projections do not take into account any circumstances or events occurring after the date on which the GBT Projections were prepared, revise to provide a discussion of any subsequent period material circumstances or events that could be relevant to an investment decision.
24. We note that the GBT Projections assume an approximately 70% recovery in industry
         Total Transaction Value in 2023E. Revise to address expectations for 2022E, why this type of recovery was deemed to be reasonably likely, and how a lesser recovery of the travel industry would change the projected financial information presented. In addition, clarify what constitutes "new wins" and how this results in revenue growth for the periods presented.

         In addition, tell us about any differences in assumptions used for purposes of preparing the projections included in your filing and the annual impairment review of goodwill performed on December 31, 2021.
25. The projected financial information assumes continued expansion and growth in new service offerings and new capabilities. Explain how this will be achieved, especially considering the permanent cost reductions noted as part of your discussion of material assumptions. In addition, more clearly describe expectations for the expansion of the
         GBT Partner Solutions business. Also as part of your revised disclosure, explain what is meant by "other future prospects of GBT."
26. Considering that it occurred in November 2021, provide additional detail explaining the impact of the Egencia Acquisition on the projections presented.
27. We note the disclosure in the seventh bulleted point that you considered "economic and market growth consistent with recent pre-COVID years, including continued expansion and growth in new service offerings and new capabilities." Please revise to quantify any economic and market growth rates that were utilized in this assumption.
28. Provide us with the legal basis for the stated intentions of the parties to not update the disclosure regarding the prospective financial information "even in the event that any or all of the assumptions underlying the GBT Projections are shown to be in error." Refer generally to Item 10(b)(3)(iii) of Regulation S-K.
Opinion of the Financial Advisor to APSG, page 185

29. We note your disclosure on page 185 and opinion letter from Houlihan Lokey included as
         Annex R to the registration statement states that Houlihan Lokey   s
opinion was furnished
         for the use of the APSG Board (in its capacity as such) in connection with its evaluation of the Business Combination and "may not be used for any other purpose without our prior written consent." This disclosure suggests that shareholders may not consider or rely on the information in the opinion which you have included with your registration statement.
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FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 7 18, 2022 Page 7
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         Please revise to remove this limitation on reliance.
30. We note your disclosure on page 188 that taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 9.0x to 11.0x
         FY 2019 Adjusted EBITDA and 9.0x to 11.0x FY 2023E Adjusted EBITDA to corresponding financial data for GBT. However, we note the FY 2019
Adjusted
         EBITDA and FY 2023E Adjusted EBITDA ranges implied by this analysis were not the same. Please explain why Houlihan Lokey selected and applied the same range of 9.0x to
         11.0x to FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA.
31. With regards to the discounted cash flow analysis of GBT discussed on page 189, provide expanded disclosure explaining how the discount rates and perpetuity growth rates were determined and deemed to be appropriate.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 216

32. We note your disclosure that following the closing of the Business Combination, APSG
         will acquire a minority interest in GBT, which will serve as PubCo   s
operating company
         in an Up-C structure. Revise to provide additional information regarding the post-
         transaction ownership structure, including with regard to interests held by the non-
         controlling interest holders.
Note 2. Unaudited pro forma adjustments related to Egencia Acquisition, page
223

33. We note that the equity interests issued as part of the Egencia Acquisition are subject to changes based on final debt/cash and working capital adjustments. Revise to clarify the extent to which material changes could occur.
34. Expand your disclosure for adjustment (ii) to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis as part of the acquisition of Egencia consistent with FASB ASC 805-30-50-1a.
35. Expand your disclosure for adjustment (vi) to further explain the basis of the estimated value of 19% of equity interest in GBT.
Note 3. Unaudited pro forma condensed combined balance sheet adjustments related to Business
Combination, page 226

36. Expand your disclosure for adjustment (g) to provide additional detail regarding how the fair value of the Sponsor Earn-Out Shares contingently issuable to the Sponsor were determined.
37. Revise your disclosure for adjustments (j) and (aa) to clarify the nature of the pro forma adjustments for noncontrolling interest based on the ownership interest in GBT following the proposed transaction.
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FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 8 18, 2022 Page 8
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Note 5. Earnings per Share, page 226

38. Revise to include a discussion of the impact of potentially dilutive equity outstanding, such as warrants.
Business of GBT, page 232

39. We note your use of market and industry data here and throughout your proxy statement/prospectus derived from industry sources disclosed on page
1. We also note
         your internal CAGR data. Please tell us what consideration you have given to updating this information to reflect completed fiscal years 2020 and 2021. APSG's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 260

40. You state "APSG does not believe it will need to raise additional funds in order to meet the expenditures required for operating our business." Revise this disclosure as it does not appear to be consistent with the language in the footnotes to your financial statements regarding your ability to continue as a going concern.
41. Expand your disclosure to address that, upon closing of the proposed business combination, you will be a holding company with no operations and will depend on distributions from GBT to meet your financial obligations, including taxes and other expenses. Please also disclose any restrictions or other factors that could limit GBT's ability to pay dividends or make other distributions to you. Refer to
Item 303(a)(1) of
         Regulation S-K.
GBT's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Acquisitions, page 266

42. Revise your disclosure here and elsewhere in the filing to clarify that the acquisition of
         Ovation completed in January 2021 has been reflected in the historical financial results.
Key Operating and Financial Metrics
Non-GAAP Financial Measures, page 268

43.      We note the non-GAAP financial measures Adjusted EBITDA and Adjusted
Operating
         Expenses exclude restructuring charges related to mitigating actions taken in response to adverse business impact resulting from travel restrictions due to the COVID-19 pandemic.
         We also note that funds were received from governments in connection with programs designed to minimize employment losses related to the COVID-19 pandemic. Tell us how the funds received were considered in the calculation of these non-GAAP financial measures.
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany
January 18,NameApollo
            2022       Strategic Growth Capital
January
Page 9 18, 2022 Page 9
FirstName LastName
Results of Operations, page 272

44. Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, in the discussion regarding salaries and benefits expenses, quantify the decreases due to the COVID-19 BRP and funds received from governments separately as part of the analysis of cost of revenue. Refer to
         Item 303 of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 320

45. Please revise to also disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. We note certain of this information on page 21.
GBT JerseyCo Limited
Audited Annual Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-76

46. The disclosure regarding transaction fees and other revenues states that performance obligation under these contracts are typically satisfied over time as the clients benefit from these services as they are performed. Clarify the nature of the performance obligations in arrangements with corporate clients to provide travel related services and how revenue is recognized. In addition, describe the nature of the stand ready obligation to provide travel-related services in the context of FASB ASC 606-10-25-18e.
Note 24. Segment Information, page F-105

47. We note that the Business Travel and Meetings and Events operating segments have been aggregated and presented as one reportable segment due to their similar economic characteristics, nature of services provided, type of customers, methods used to provide services and regulatory environment. Provide us with an analysis of each of the aggregation criteria per FASB ASC 280-10-50-11.
Exhibits

48. We note your disclosure on page 42 and elsewhere that in connection with the Business
         Combination Agreement, on December 2, 2021, the Continuing JerseyCo Owners and
         GBT entered into the Company Holders Support Agreement. Please file a copy of this agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed. Please also file the consent of Houlihan Lokey to the inclusion of its opinion letter dated December 2, 2021 in your proxy statement/prospectus as an exhibit to your registration statement.
 Sanjay Patel
Apollo Strategic Growth Capital
January 18, 2022
Page 10
General

49. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.
50. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameSanjay Patel
                                                            Division of
Corporation Finance
Comapany NameApollo Strategic Growth Capital
                                                            Office of Energy &
Transportation
January 18, 2022 Page 10
cc:       Ross A. Fieldston, Esq.
FirstName LastName